Exhibit 99.1
Stock Exchange Announcement No. 2/2006
Copenhagen, Denmark
February 17, 2006
Olicom’s Shares Have Been Deregistered in the U.S.
Copenhagen, Denmark, February 17, 2006 — Olicom A/S (“Olicom” or “the Company”) today announced that the United States Securities and Exchange Commission (SEC) has revoked the registration of the Company’s shares. The deregistration means that Olicom’s reporting obligations to the SEC have terminated and that Olicom’s shares will no longer be traded in the U.S. Shares held by U.S. shareholders may be transferred for registration and trading on the Copenhagen Stock Exchange.
A copy of Olicom’s announcement directed at shareholders holding shares in the U.S. is attached.
For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or
e-mail bri@olicom.com.
Forward-looking statements
This news release contains forward-looking statements that are subject to risks and uncertainties, which may cause actual results to differ from those expressed in these forward-looking statements.
About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange.
Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.

Olicom Announces Revocation of Registration with U.S. Securities and Exchange Commission
Virum, Denmark, February 17, 2006 - Olicom A/S (Other OTC: OLCMF) today announced that the United States Securities and Exchange Commission (the “Commission”) entered an order on 15 February, 2006, pursuant to Section 12(j) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), revoking the registration of the common shares of Olicom effective on entry of the order.
As a result of the entry of the order, Olicom will no longer be required to make, and does not anticipate making, filings of annual or other reports pursuant to Section 13(a) of the Exchange Act. Accordingly, information regarding Olicom contained in those reports, including financial information, will no longer be available on the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, and common shares in Olicom will no longer be considered to be registered with the Commission. Olicom intends to continue the listing of its common shares with the Copenhagen Stock Exchange, and to provide information consistent with Olicom’s listing obligations with the Copenhagen Stock Exchange. Information about Olicom will continue to be available through the “Investors” section of its Web site at http://www.olicom.com.
Subsequent to the entry of the Commission’s order, no member of a national securities exchange, broker or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of common shares in Olicom.
A copy of the Commission’s order is available on the Commission’s Web site at http://www.sec.gov/litigation/admin/34-53309.pdf.
For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or
e-mail bri@olicom.com.
About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. Its main office is located in the Øresund region, and the US office is located in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange.
Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.
Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect Olicom’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to Olicom and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of Olicom’s new strategic direction; Olicom’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of Olicom on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting Olicom’s business, the businesses of its portfolio companies or technology generally.